February 1, 2012

Nora M. Jordan, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Re: Avenue Income Credit Strategies Fund ("Fund")
        Registration Statement on Form N-2
        File Numbers 333-178838; 811-22485

Dear Ms. Jordan:

Pursuant to Release No. IC-13768 and in reliance upon the representations contained in your letter dated December 30, 2011, we performed a limited review of the registration statement referenced above and have the following comments. Capitalized terms not defined herein shall have the meanings set forth in the registration statement. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Registration Statement

In your response letter, discuss the consideration that the Fund's Board of Directors gave to the determinations and findings set forth in Release No. IC-9932.

In your response letter, describe the Fund's plans regarding registering rights under the Securities Exchange Act of 1934.

Prospectus

Cover Page

Since the Rights are transferrable, it appears that the prospectus cover page should highlight information about the Fund's principal investments, strategies, policies and risks.

In your response letter, confirm that the Rights Offer will entitle the Fund's record date Common Shareholders to purchase one new Common Share for a maximum of every three Rights held.

Expand the seventh paragraph to provide an estimate of the per share and total dilution as of a recent date and assuming full exercise of the Rights being offered.

Pricing Table

Provide footnote disclosure that identifies the estimated total and per share dollar amount of the fees and expenses that are described in footnotes (2) and (3), as well as any other fees and expenses of the Offer that the Fund's Common Shareholders will bear directly or indirectly. In this regard, also disclose the estimated per share and total dollar amount of proceeds to the Fund after deduction of such fees and expenses.

In your response letter, confirm that all payments for structuring fees, additional compensation, or solicitation incentives will not extend beyond the Fund's initial Offer period. Please disclose in the prospectus, under the "Distribution Arrangements" section, the services provided under the Dealer Manager Agreement and any other agreement and how they will differ from those services provided by the Adviser. Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund's registration statement.

The amount of the sales load should be expressed as an amount that is either fixed or determined according to a formula and not merely estimated.

In your response letter, explain why it is appropriate to characterize the "sales load" as such. In this regard, explain the basis for the imposition of a sales load on the subscription price and describe the sales effort involved with a rights offering.

Expand footnote (3) to indicate that both the sales load and the offering expenses paid by the Fund will immediately reduce the net asset value of each investor's shares.

Prospectus Summary

Delete the phrase "or incorporated by reference" from the first sentence. For purposes of clarification, in the second sentence, replace the word "It" with the phrase "This prospectus summary." In the third sentence, replace the word "document" with the word "prospectus."

Purpose of the Offer

Expand the discussion to highlight the potential impact of the dilution to investors in this offering. In this regard, provide a dilution tabular presentation that shows the dilution to NAV resulting from the rights offering, assuming full exercise of the rights being offered, the expected subscription price and a NAV and market price as of a recent date.

Disclose, if true, that current shareholders will experience dilution even when they fully exercise their Rights.

In your response letter, provide all of the information, except the Record Date, that was omitted from the first paragraph.

Disclose the percentage increase in Common Shares outstanding that will occur if all the Rights are exercised.

Clarify that all of the costs of the Offer will be borne by the Fund's Common Shareholders.

Portfolio Construction Guidelines

Disclose the Fund's definition of "Managed Assets."

Clarify whether the Fund believes that the investments described in the last sentence of the first paragraph are those that qualify toward meeting the Fund's 80% asset test. If the Fund believes that they qualify as such, also explain in your response letter the basis for the Fund's belief.

Investment Philosophy

Provide brief plain English definitions of "LIBOR," "basis points," "current U.S. Treasury," "EURIBOR," "Sterling LIBOR," "Bundesobligationen," "Bundesschatzanweisungen," and "UK Gilt."

Leverage

File the Credit Facility as an exhibit to the registration statement.

Disclose that the Fund's Credit Facility expires March 9, 2012. In this regard, update the status of the Fund's plans either to extend the maturity or otherwise replace its existing Credit Facility.

In your response letter, confirm that any person from whom the Fund borrows will not have either a veto power or a vote in approving or changing any of the Fund's fundamental policies.

Disclose either (1) that the covenants or guidelines imposed by any credit facility that the Fund enters into will not significantly impede the Fund's Adviser or Subadviser in managing the Fund's portfolio in accordance with its investment objectives and policies or (2) how the covenants and guidelines may materially impact the Fund.

Clarify that any grant of a security interest in the Fund's assets in connection with any borrowing by the Fund will be limited to one-third of the Fund's total assets.

Concentration Risk

Since the Fund does not have a policy to concentrate it investments in any particular industry, the heading of this section should be changed.

Fund Expenses

The headings for the columns "Annual expenses" and "As a Percentage of Net Assets Attributable to Shares" should be combined under the heading "Annual Expenses (as a percentage of net assets attributable to common shares)."

In your response letter, explain why the expense that is currently identified as a "Sales load" is not more properly characterized as an operating expense of the Fund. See Section 2(a)(35) of the Investment Company Act of 1940.

In footnote (3) clarify that the Fund has no intention to increase the amount of borrowings or issue preferred shares during the next twelve months.

Add the phrase "Less:" to the beginning of the "Expense reimbursement" line item.

Expand footnote (6) to indicate that if the Offer is not fully subscribed, or if the Fund increases the amount of money that it borrows, the amount of expenses borne by the Fund's Common Shareholders will increase. In your response letter, provide support for the appropriateness of the assumption that the Offer will be fully subscribed.

Expand footnote (7) to clarify that interest expenses is added back and included in the "Total annual expenses after expense reimbursement" line item.

In the last sentence to footnote (7), insert the phrase "when such amount repaid to the Adviser is included in the Fund's total other expenses" after the phrase "to exceed 0.50%."

Note 4 to the financial statements included in the Fund's annual report for FYE October 31, 2011, describes the existence of a contractual expense reimbursement agreement (the "Agreement") that the Fund entered into with the Adviser. Disclose the commencement and expiration dates of that Agreement, and the amount that the Adviser has reimbursed the Fund as of a recent date. Also file the Agreement, along with the December 8, 2011 extension agreement referred to in Note 4, as exhibits to the registration statement.

The Fund's annual report, as well as its current preliminary prospectus, discloses that the Fund is required to repay the Adviser, within three years of the reimbursement, any amounts reimbursed under the Agreement. Because the Fund is required to repay the Adviser, describe, in your response letter, the Fund's plans to record as a liability on its financial statements the amounts that are reimbursed from the Adviser.

We note the absence of the Acquired Fund Fees & Expenses line item from the Fund's fee table. Please confirm to us in your response letter whether the Fund will make investments that trigger the need for applicable Acquired Fund Fees & Expenses disclosure or whether such expenses amount to less than one basis point and are, if applicable, included in "Other Expenses."

In your response letter, confirm that all applicable expenses associated with reverse repurchase agreements are reflected in the Fund's fee table presentation.

In your response letter, confirm that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser, the Subadviser and the Dealer Manager are included in the prospectus fee table and expense example presentation.

In your response letter, confirm that the types of leverage, as well as their associated expenses, assumed in footnotes (3) & (4) reflect the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

Use of Leverage and Related Risks

In the second sentence of the second paragraph, state, if true, that during the next twelve months the Fund will not "issue preferred shares or notes to add leverage to its portfolio."

Distribution Arrangement

Please confirm to the staff whether FINRA has approved the terms of the Dealer Manager Agreement for the Fund's Offer.

Add a separately captioned " Additional Compensation to Dealer Manager" section to disclose the amount of the fees that will be paid under the various arrangements identified in this section, and clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of the services to be rendered and the compensation to be paid, as described in this section, as exhibits to the registration statement.

Disclose the difference in the services to be provided under the various arrangements identified in this section and the services to be provided in respect of the sales load and offering expenses that the Fund and its Common Shareholders will pay in connection with the sale and distribution of the Fund's Rights and Common Shares.

Additional Information

In the second paragraph, clarify that the material terms of any such contract or other document are nonetheless described in the prospectus. If necessary, provide additional disclosure to ensure that the material terms of each such contract or other document are so described.

Accounting Comments

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Part C

Item 25. Financial Statements and Exhibits

It appears that the Fund is attempting to incorporate by reference from its initial public offering the opinion of counsel as to the legality of the securities being registered, with counsel consenting to its use. Because this registration statement relates to a new offering by the Fund of its securities, please file a new opinion of counsel as to the legality of the securities being registered, along with the related consent of counsel.

It appears that the powers of attorney incorporated by reference do not relate to a specific filing as required by Rule 483(b) of Regulation C under the Securities Act of 1933. See Cooley Godward Castro Huddleson & Tatum (July 30, 1993). See also Allied Corporation (August 20, 1982).

Signatures

Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed the Fund's principal accounting officer or comptroller.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel